SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K/A

AMENDMENT NO. 5

For Foreign Governments and Political Subdivisions Thereof

ANNUAL REPORT

of

CANADA

(Name of Registrant)

Date of end of last fiscal year:  March 31, 2016

SECURITIES REGISTERED*

(As of the close of the fiscal year)

Time of Issue	Amounts as to which registration is effective	Name of exchanges on which registered
N/A	N/A	N/A

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

STEVEN MCLAREN

Counsellor (Finance)

Canadian Embassy

501 Pennsylvania Avenue, N.W.

Washington, D.C. 20001

Copies to:

NICOLAS MOREAU Director Funds Management Division Department of Finance, Canada 13th Floor, 90 Elgin Street Ottawa, Ontario K1A 0G5	DAN CALOF Consul Consulate General of Canada 1251 Avenue of the Americas New York, NY 10020	PAUL E. DENARO Milbank, Tweed, Hadley & McCloy LLP 28 Liberty Street New York, NY 10005

* The Registrant is filing this amendment to its annual report on a voluntary basis.

This amendment to Canada’s Annual Report on Form 18-K for the year ending March 31, 2016 is being filed to include as exhibits to such form (i) the Fiscal Agency Agreement to be dated as of November 15, 2017 between Canada and Citibank, N.A., as fiscal agent, transfer agent, registrar and principal paying agent, (ii) the Underwriting Agreement dated as of November 7, 2017 between Canada and BMO Capital Markets Corp., Citigroup Global Markets Limited, HSBC Bank plc, Scotia Capital (USA) Inc. and TD Securities (USA) LLC, as representatives of the several underwriters, (iii) the Opinion and Consent of Senior Counsel, Department of Justice (Canada), Finance – General Legal Services, (iv) Consent of Milbank, Tweed, Hadley & McCloy LLP, U.S. Counsel for Canada and (v) Consent of Stikeman Elliott LLP, Canadian Counsel for the underwriters, all of which were prepared in connection with the offering of U.S. $3,000,000,000 aggregate principal amount of Canada’s 2.000% United States Dollar Bonds due November 15, 2022 (the “bonds”) described in Canada’s prospectus supplement dated November 7, 2017 (the “prospectus supplement”) to its prospectus dated February 26, 2015 (the “prospectus”) relating to bonds registered on Registration Statement No. 333-200852.

That portion of the bonds offered by the prospectus supplement and prospectus sold or to be sold in the United States or in circumstances where registration of the bonds is required has been registered under registration statement no. 333-200852. Such portion is not expected to exceed an aggregate principal amount of U.S. $686,690,000. Following the completion of the offering of the bonds offered by the prospectus supplement and the prospectus, an aggregate of U.S. $3,313,310,000 will remain registered on registration statement no. 333-200852.

The exhibits to Canada’s Annual Report on Form 18-K for the year ended March 31, 2016, are hereby amended to include the following:

Exhibit D:	Fiscal Agency Agreement
Exhibit E:	Underwriting Agreement
Exhibit F:	Opinion and Consent of Senior Counsel, Department of Justice (Canada), Finance – General Legal Services
Exhibit G:	Consent of Milbank, Tweed, Hadley & McCloy LLP
Exhibit H:	Consent of Stikeman Elliott LLP

It is estimated that the expenses of Canada in connection with the sale of the bonds will be as follows:
Filing Fee(1)(2)	U.S. $79,229.38
Legal	60,000
Miscellaneous Expenses	10,770.62
U.S. $150,000

(1) Calculated based on filing fee of U.S.$ 114.60 per U.S.$ 1,000,000 for debt securities registered in 2012.

(2) Calculated based on filing fee of U.S.$ 116.20 per U.S.$ 1,000,000 for debt securities registered in 2015.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment No. 5 to its annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at Ottawa, Canada, on the 14th day of November, 2017.

CANADA

By:	/s/ Mervin Merkowsky
Mervin Merkowsky
Chief Reserves Management Section Funds Management Division Department of Finance Government of Canada

EXHIBIT INDEX

Exhibit No.

D:	Fiscal Agency Agreement
E:	Underwriting Agreement
F:	Opinion and Consent of Senior Counsel, Department of Justice (Canada), Finance – General Legal Services
G:	Consent of Milbank, Tweed, Hadley & McCloy LLP
H:	Consent of Stikeman Elliott LLP

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